

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 12, 2018

Via E-mail
Chris Thatcher
President and Chief Executive Officer
Neuronetics, Inc.
3222 Phoenixville Pike
Malvern, Pennsylvania 19355

> **Re:** **Neuronetics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 16, 2018**
> **CIK No. 0001227636**

Dear Mr. Thatcher:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please revise the disclosure in your summary and elsewhere in your prospectus to identify the sources of the industry data.

2. Please disclose any material disadvantages of your system.

Our Solution, page 4

3. We note your disclosure that your treatment may take at least 19 minutes per session. Please revise to disclose the typical duration of each session and whether deviations from that standard may be expected. In addition, please clarify whether the duration of your treatment differs materially from that of your competitors.

If we are unable to adequately train psychiatrists, page 13

4.   Please disclose how long it will take for training.

The lives of our patents may not be sufficient to effectively protect our products, page 28

5.   Please disclose the risk concerning the expiration of the patents covering your core technology.

Implications of Being an Emerging Growth Company, page 55

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market, Industry and Other Data, page 56

7.   Please tell us whether you commissioned any of the data that you attribute to third parties in your document.

Use of Proceeds, page 57

8.   Please tell us whether the proceeds of this offering are sufficient to complete the approval process mentioned in the second bullet point of this section. If you need other material funds, disclose the amount that you need to complete the process.

Distribution Agreement with Teijin Pharma Limited, page 78

9.   We note your reference to termination in certain limited circumstances. Please revise to clarify when the agreement may be terminated.

Business, page 84

10.   Please expand the disclosure on page 86 to clearly explain each step you must take for your system to reach commercialization to treat bipolar depression and post-traumatic stress disorder.

Our Strategy, page 96

11.   Please expand the reference in the third bullet point of this section to "a few select other countries" to identify the countries.

Principal Stockholders, page 147

12.   Please disclose the natural person or persons who have voting and/or investment power for your securities held in the name of each entity included in your table.

Underwriting, page 163

13.   We note your disclosure in the last paragraph on page 163 about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

14.   Please provide more specific information regarding the past relationships with the underwriters mentioned in the penultimate paragraph on page 166.

Revenue Recognition, page F-10

15.   We note that you disclose on pages 67 and F-10 that your systems are offered on a rent-to-own basis to certain customers. Please revise the financial statements to disclose your accounting policies for these arrangements.

Note 9. Debt, page F-18

16.   We note the final payment fees and deferred issuance costs associated with your credit facility. Please disclose the effective interest rate on this facility as of each balance sheet date presented. Refer to ASC 835-30-45-2.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Divakar Gupta